EXHIBIT TO ITEM 77 C

Matters submitted to a vote of security holders

(a)	The Annual Meeting of the security holders of the
THL Credit Senior Loan Fund was held on May 25, 2016.
(b)	The Annual Meeting involved the election of
Trustees Ronald J. Burton and Steven A. Baffico. The
names of all other Trustees now in office are S. James
Coppersmith, Joseph L. Morea and Michael Perino.
(c)	There was one proposal voted on at the meeting:

1.	To elect two Class II Trustees of the Fund, each
to serve for a term ending at the 2019 Annual
Meeting of the Fund and until his successor has been elected and qualified.

      Nominees to Serve Until 2019 Annual Meeting

Trustee                    Ronald J. Burton
Number of Votes For         6,336,507
Number of Votes Against     337,051
Number of Votes Abstained   68,001

Trustee                     Steven A. Baffico
Number of Votes For         6,646,197
Number of Votes Against     30,228
Number of Votes Abstained   65,134